Exhibit E

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF APRIL 22, 2013

The information included in this Exhibit E supplements the information about the Republic contained in the Republic’s annual report for the year ended December 31, 2011 on Form 18-K filed with the Securities and Exchange Commission on October 1, 2012. To the extent the information in this Exhibit E is inconsistent with the information contained in such annual report, the information in this Exhibit E replaces such information. Initially capitalized terms used in this Exhibit E have the respective meanings assigned to those terms in such annual report.

Political Developments

In March 2013, Panama’s largest political opposition parties, Partido Revolucionario Democratico (PRD) and Partido Panameñista (PPA), completed their presidential primary elections. Former mayor of Panama City, Juan Carlos Navarro, and Vice President Juan Carlos Varela were elected by the PRD and the PPA, respectively, as candidates for the presidential elections to be held on May 4, 2014.

The incumbent party, Cambio Democrático (CD), will hold its primary elections on May 12, 2013. In order to pursue presidential aspirations, in the first three months of 2013, the following cabinet presidential members resigned their positions in the government: Romulo Roux, then Minister of Foreign Affairs (Ministro de Relaciones Exteriores); Jose Domingo Arias, then Minister of Housing and Territorial Administration (Ministro de Vivienda y Ordenamiento Territorial); and Giselle Burillo, then Head of the Micro, Small and Medium Enterprises Authority (Autoridad de las Micro, Pequeñas y Medianas Empresas, “AMPYME”). All of them are expected to participate in CD’s presidential primary elections.

Following these resignations, Fernando Nuñez Fábrega was appointed as the Minister of Foreign Affairs, Yasmina Pimentel, previously the Deputy Minister of Territorial Administration, was appointed as the Minister of Housing and Territorial Administration and Jorge González was promoted to Head of the AMPYME, from his previous position as Deputy Head.

Recent Government Actions

On November 26, 2012, Cabinet Resolution N° 157 declared a National State of Emergency as a result of severe damage caused to roads and housing infrastructure in the provinces of Panama and Colón, resulting from flooding and landslides from heavy rainfall in November 2012. After a thorough assessment of the situation, the government estimated that the resulting damage totaled approximately $123.2 million, or 0.3% of nominal GDP. In March 2013, the Cabinet approved an extraordinary credit to the National Budget of $123.2 million, allocated to several public institutions responsible for the rehabilitation and reconstruction of the damaged infrastructure and assistance to affected citizens. The largest amounts of extraordinary funds were allocated to the Ministry of Public Works ($83.8 million) and the Ministry of Housing and Territorial Administration ($24.0 million).

In addition, the National Assembly has adopted the following laws ratifying the following treaties for the avoidance of double taxation and prevention of tax evasion: Law 59 of 2012, ratifying the treaty between Panama and the Republic of Ireland; Law 5 of 2013, ratifying the treaty between Panama and the Czech Republic; Law 14 of 2013, ratifying the treaty between Panama and the State of Israel; and Law 13 of 2013, ratifying the treaty between Panama and the United Arab Emirates

Law 87 of December 4, 2012 modified article 5 of Law 38 of 2012 that created the Panama Savings Fund (Fondo de Ahorro de Panamá, “FAP”). This change affected only the rules relating to the withdrawal of funds from the FAP, restricting the possibility of using funds immediately in respect of natural disasters. On March 19, 2013, the Committee of Economy and Finance of the National Assembly approved proposed legislation that, if approved by the National Assembly as a whole, would further modify Law 38 of 2012. This proposed amendment establishes that funds resulting from future sales of government-owned companies will be accumulated in the FAP and may only be used to finance reconstruction efforts for damage caused by natural disasters, when such damage represents at least 0.5% of nominal GDP or more.

The President has appointed the first board of directors of FAP and the board has appointed the first Technical Director of FAP, effective April 15, 2013, who is responsible for the financial management of the financial assets of FAP,

Law 24 of 2013 created the Panama Revenue Authority (Autoridad Nacional de Ingresos -“ANIP”), which will replace the General Directorate of Taxation (Dirección General de Ingresos—“DGI”), currently under the Ministry of Economy and Finance. Following best international practices, this new agency will be given significant autonomy from the government. The government expects that the establishment of this new agency will result in increased tax collections, efficiency and greater fiscal transparency. ANIP will execute fiscal policy under the direction of the executive branch. ANIP will be managed by a General Administrator appointed for a seven year period and a board of directors that will oversee its performance and compliance with all legal requirements. In addition, under Law 24 of 2013, ANIP shall have an annual budget that cannot be less than the budget assigned to the agency in the previous year.

On September 4, 2012 Mr. Jorge Luis Quijano began his tenure as administrator of the Panama Canal Authority. Mr. Quijano is the successor to Mr. Alberto Alemán Zubieta, whose term expired on September 3, 2012, and who had headed the Panama Canal Authority (the “Panama Canal Authority” or “PCA”) for the past 16 years. Before his appointment as administrator, Mr. Quijano held different positions in the Panama Canal, among them as the official in charge of the Panama Canal expansion project and, starting in 2007, as the Executive Vice President of the Department of Engineering and Project Management. Pursuant to the Organic Law of Panama Canal Authority, Mr. Quijano is appointed for a seven-year term and may be reelected for one additional term by the board of directors of the PCA.

On April 4, 2013 the government presented to the National Assembly a bill to create the National Authority of Transparency, a new government agency that will be in charge of promoting transparent, efficient and ethical management of the public sector entities, as well as preventing corrupt practices.

The Free Trade Agreement between Panama and Peru became effective on May 1, 2012. In addition, the Free Trade Agreement between Panama and Canada became effective on April 1, 2013, after ratification by the Canadian Senate on December 14, 2012. The National Assembly through Law 69 of 2010 had approved the treaty. In addition, on March 25, 2013 the National Assembly passed a law that authorized the inclusion of Panama in the European Union—Central America Association Agreement.

The Economy

Economic Performance in 2012. In 2012, Panama’s real GDP grew by an estimated 10.7% compared to 10.8% in 2011. Inflation, as measured by the end-of-period CPI, was 4.6% in 2012. The unemployment rate decreased from 4.5% in 2011 to 4.0% in 2012.

The transportation and telecommunications sector grew by an estimated 12.8% in 2012 compared to 2011 (contributing 20.9% to estimated GDP in 2012 compared to 20.5% in 2011) due to increased volumes of passengers using Tocumen International Airport, as Panama has grown as a regional hub. Mining activities increased 30.0% in 2012 compared to 2011, reflecting a contribution of 1.8% to GDP, due to increased extraction of raw materials, mainly sand and stone, in response to increased demand by the construction industry, and by increased volumes of gold and silver extraction activities. The construction industry grew by 29.1% in 2012 compared to 2011 primarily due to the execution of large-scale public and private infrastructure projects such as the Panama Metro, the Panama City and Bay sanitation project and residential and non-residential buildings. The contribution of the construction industry to GDP increased from 6.4% in 2011 to 7.5% in 2012. The public utilities sector grew by 11.7% in 2012 compared to 2011, representing a contribution of 2.6% to GDP in 2012, at the same level as in 2011. In 2012, primary activities increased an estimated 11.7% from 2011. The agriculture sector increased 4.4% in 2012, representing 3.6% of GDP in 2012 as compared to 3.8% in 2011. This increase is due to exports of non-traditional products, such as pineapple and watermelon, and growth in local demand for sugar cane and banana.

Activities of the Colón Free Zone (“CFZ”) increased 3.8% in 2012 compared to 2011, reflecting a contribution of 6.7% to GDP in 2012 compared to 7.2% of GDP in 2011. This increase is primarily attributable to an increase in re-exports to the principal markets. The manufacturing sector grew 3.6% in 2012 compared to 2011 (contributing 4.9% to GDP in 2012 compared to 5.2% in 2011) due to an increase in meat processing and dairy products activities and the production of cement. Panama Canal activities increased 1.7% in 2012 compared to 2011

(contributing 3.2% to GDP in 2012 compared to 3.5% in 2011) due to an increase in net tonnage through the canal, despite a decrease in vessels that transited through the canal. The activities of the financial intermediary sector increased 10.2% in 2012 compared to 2011 (contributing 8.1% to GDP in 2012, at the same level as 2011) due to increased banking commissions and fees derived from credit growth, mainly related to mining, trade and mortgage activities.

The Central Government’s current savings for 2012 registered a surplus of $1.9 billion (5.4% of nominal GDP), compared to a surplus of $1.4 billion in 2011 (4.4% of nominal GDP). The Government’s overall deficit increased from $1.1 billion in 2011 (3.5% of nominal GDP) to a deficit of $1.3 billion in 2012 (3.6% of nominal GDP). In 2012, Panama’s non-financial public sector balance registered a deficit of $765.3 million (or 2.1% of nominal GDP), an increase from a deficit of $703.1 million (or 2.2% of nominal GDP) in 2011.

The government has entered into various turnkey and deferred payment contracts with multi-year completion and payment schedules. Under Panamanian law, the contracts must receive priority over other capital expenditures in the preparation of the budget. The contracts include certain infrastructure projects such as highways, hospitals, national security infrastructure, sports facilities and a convention center, among others. According to Panamanian law, the amount of the government’s total commitments under these contracts must be included in the Republic’s budget for the year in which each payment is due and they are not categorized as debt instruments. As of the date hereof, the total amount of payments scheduled under outstanding turnkey and deferred payment contracts for the years 2014 to 2016 is less than 3.75% of 2012 GDP for each such year.

The following table sets forth Panama’s principal price indicators for each of the years 2008 through 2012:

Inflation

(percentage change from previous period)

	2008	2009	2010	2011	2012
Annual Percentage Change:
Consumer Price Index	8.7%	2.4%	3.5%	5.9%	5.7%
Wholesale Price Index:
Imports	21.1	(14.1)	6.9	17.1	5.2
Industrial products	11.6	0.6	0.9	6.8	3.9
Agricultural products	3.5	8.6	1.9	3.3	5.3
All products	15.8	(6.7)	3.9	11.9	4.7

Source: Office of the Comptroller General and Ministry of Economy and Finance.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2008 to 2012:

Gross Domestic Product

	2008	2009(R)	2010(R)	2011(P)	2012(P)
Gross Domestic Product (millions of dollars in constant prices)(1)	$18,812.9	$19,538.4	$20,994.4	$23,272.1	$25,755.5
% Change over Previous Year	10.1%	3.9%	7.5%	10.8%	10.7%
Gross Domestic Product (millions of dollars in nominal prices)	$23,001.6	$24,162.9	$27,053.0	$31,315.8	$36,252.5
% Change over Previous Year	16.2%	5.1%	12.0%	15.8%	15.8%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 1996 constant dollars.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2008	2009	2010(R)	2011 (P)	2012 (P)
Primary Activities:
Agriculture(2)	$1,131.6	$1,043.5	$895.6	$889.9	$929.1
Mining	259.0	270.8	290.7	353.5	459.7

Total	$1,390.6	$1,314.3	$1,186.3	$1,243.4	$1,388.8
Industrial Activities:
Manufacturing	$1,170.9	$1,163.9	$1,176.7	$1,214.7	$1,259.0
Construction	1,120.3	1,170.4	1,252.3	1,489.1	1,922.1

Total	$2,291.2	$2,334.3	$2,429.0	$2,703.8	$3,181.1
Services:
Public utilities	$502.9	$540.5	$575.2	$610.7	$682.1
Commerce, restaurants and hotels	1,909.8	1,938.1	2,166.2	2,437.8	2,733.2
Transportation and communications	3,099.6	3,511.3	4,140.4	4,765.4	5,373.7
Colón Free Zone	1,321.3	1,349.1	1,450.3	1,669.9	1,732.8
Panama Canal Authority	846.2	757.7	749.7	813.4	827.5
Financial intermediation	1,614.6	1,661.4	1,754.6	1,886.5	2,079.7
Real estate	2,795.6	2,947.7	3,150.9	3,395.2	3,636.5
Public administration	1,321.0	1,353.5	1,393.4	1,468.1	1,548.4
Other services	948.7	996.8	1,056.7	1,129.5	1,224.4

Total	$14,359.7	$15,056.1	$16,437.4	$18,176.5	$19,838.3
Plus Import Taxes(3)	1,175.3	1,264.2	1,388.4	1,618.7	1,850.0
Less Imputed Banking Services	(403.9)	(430.5)	(446.7)	(470.3)	(502.7)

Gross Domestic Product	$18,812.9	$19,538.4	$20,994.4	$23,272.1	$25,755.5

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 1996 constant dollars.
(2)	Including fisheries.
(3)	Including value-added tax.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product (percentage change)(1)

	2008	2009	2010(R)	2011 (P)	2012 (P)
Primary Activities:
Agriculture(2)	8.3%	(7.8)%	(14.2)%	(0.6)%	4.4%
Mining	30.9%	4.6%	7.3%	21.6%	30.0%
Total	11.9%	(5.5)%	(9.7)%	4.8%	11.7%
Industrial Activities:
Manufacturing	3.9%	(0.6)%	1.1%	3.2%	3.6%
Construction	30.7%	4.5%	7.0%	18.9%	29.1%
Total	15.5%	1.9%	4.1%	11.3%	17.7%
Services:
Public utilities	3.8%	7.5%	6.4%	6.2%	11.7%
Commerce, restaurants and hotels	8.0%	1.5%	11.8%	12.5%	12.1%
Transportation and communications	17.8%	13.3%	17.9%	15.1%	12.8%
Colón Free Zone	6.1%	2.1%	7.5%	15.1%	3.8%
Panama Canal Authority	7.6%	(10.5)%	(1.1)%	8.5%	1.7%
Financial intermediation	14.1%	2.9%	5.6%	7.5%	10.2%
Real estate	7.2%	5.4%	6.9%	7.8%	7.1%
Public administration	3.8%	2.5%	3.0%	5.4%	5.5%
Other services	6.0%	5.1%	6.0%	6.9%	8.4%
Total	9.6%	4.8%	9.2%	10.6%	9.1%
Plus Import Taxes(3)	3.7%	7.6%	9.8%	16.6%	14.3%
Less Imputed Banking Services	6.3%	6.6%	3.8%	5.3%	6.9%
Gross Domestic Product	10.1%	3.9%	7.5%	10.8%	10.7%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 1996 constant dollars.
(2)	Including fisheries.
(3)	Including value-added tax.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2008	2009	2010(R)	2011 (P)	2012 (P)
Primary Activities:
Agriculture(2)	6.0%	5.3%	4.3%	3.8%	3.6%
Mining	1.4%	1.4%	1.4%	1.5%	1.8%

Total	7.4%	6.7%	5.7%	5.3%	5.4%
Industrial Activities:
Manufacturing	6.2%	6.0%	5.6%	5.2%	4.9%
Construction	6.0%	6.0%	6.0%	6.4%	7.5%

Total	12.2%	11.9%	11.6%	11.6%	12.4%
Services:
Public utilities	2.7%	2.8%	2.7%	2.6%	2.6%
Commerce, restaurants and hotels	10.2%	9.9%	10.3%	10.5%	10.6%
Transportation and communications	16.5%	18.0%	19.7%	20.5%	20.9%
Colón Free Zone	7.0%	6.9%	6.9%	7.2%	6.7%
Panama Canal Authority	4.5%	3.9%	3.6%	3.5%	3.2%
Financial intermediation	8.6%	8.5%	8.4%	8.1%	8.1%
Real estate	14.9%	15.1%	15.0%	14.6%	14.1%
Public administration	7.0%	6.9%	6.6%	6.3%	6.0%
Other services	5.0%	5.1%	5.0%	4.9%	4.8%

Total	76.3%	77.1%	78.3%	78.1%	77.0%
Plus Import Taxes(3)	6.2%	6.5%	6.6%	7.0%	7.2%
Less Imputed Banking Services	(2.1)%	(2.2)%	(2.1)%	(2.0)%	(2.0)%

Gross Domestic Product	100.0%	100.0%	100.0%	100.0%	100.0%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 1996 constant dollars.
(2)	Including fisheries.
(3)	Including value-added tax.

Source: Office of the Comptroller General.

The Panama Canal

The Canal plays a significant role in the Panamanian economy. For the years 2008 through 2012, the activities of the Panama Canal Authority have accounted for an average of approximately 3.7% of Panama’s GDP. In the Canal’s 2012 fiscal year, canal transits decreased to 14,544 transits from 14,684 transits in 2011, while cargo tonnage decreased to 218.1 million long tons from 222.4 million long tons in 2011. The Panama Canal Authority announced that toll revenues for the fiscal year ended September 30, 2012 reached $1,852.4 million, an increase of 7.1% over fiscal year 2011.

From the Canal’s 2008 fiscal year to the Canal’s 2012 fiscal year, transits through the Canal decreased by 1.1% and cargo tonnage increased by 4.0%. Factors such as the development of alternative land routes and the increasing size of vessels transiting the Canal have caused the decrease in the number of vessels required to transport cargo between 2008 and 2012. However, from the Canal’s 2008 fiscal year to the Canal’s 2012 fiscal year, toll revenues increased by 40.6%, primarily due to increases in toll charges.

As of September 30, 2012, the Canal’s total work force (which includes temporary and permanent employees) was 10,262. Of the 2012 total work force, 8,564 were permanent workers and 1,698 were temporary workers.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2008 through 2012 (each ended on September 30):

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of dollars)	Long Tons of Cargo (millions)
2008	14,702	1,317.5	209.8
2009	14,342	1,438.2	198.0
2010	14,230	1,482.1	204.8
2011	14,684	1,730.0	222.4
2012	14,544	1,852.4	218.1

Source: Panama Canal Authority.

The Panama Canal Expansion Project

Recognizing the importance of the Canal to Panama, the Government took a number of actions to ensure that the Canal would continue to operate efficiently following its reversion to Panama in 1999. The Panama Canal Authority, which assumed management of the Canal from the PCC on December 31, 1999, has undertaken several major Canal improvement projects, including the widening of the Canal’s Atlantic entrance; the widening of the Gaillard Cut (the narrowest point in the Canal) to permit two-way traffic; and the overhaul of the Gatun, Miraflores, and Pedro Miguel locks.

On July 14, 2006, the Assembly approved the $5.25 billion canal expansion plan, which was approved in a national referendum held on October 22, 2006. The expansion plan includes $1.0 billion for the Pacific locks, $0.2 billion for water supply improvements, $1.1 billion for the Atlantic Locks; $0.5 billion for waterway improvements, $0.9 billion for improving access channels for new locks and existing navigational channels, $0.5 billion for potential inflationary risk, and up to an aggregate $1.0 billion in contingencies. The plan provides that the project will be funded entirely by the Panama Canal Authority, either with its own resources or from borrowing to be repaid with its own resources and not with resources of the Republic. The Panama Canal Authority will obtain a portion of these resources through an increase in tolls. Water-saving basins will be built alongside the new locks, which will reuse 60% of the water in each transit, thereby eliminating the need for constructing dams, flooding and displacing communities along the Canal’s watershed.

On December 9, 2008, the Panama Canal Authority signed a $2.3 billion agreement with five multilateral and development organizations to finance the Canal’s expansion project, which is estimated to cost approximately $5.25 billion. The JBIC, the EIB, the IADB, CAF and IFC agreed to provide approximately $800 million, $500 million, $400 million, $300 million and $300 million, respectively, in financing under favorable terms to the Panama Canal Authority. The remaining funds for the expansion project are expected to come from the Canal’s regular business operations and implementation of toll increases. To reduce the risk of lowering demand resulting from toll increases, the Panama Canal Authority implemented a three-year toll increase to generate the appropriate cash flows needed to finance a significant portion of the program. In June 2009, the Panama Canal Authority paid $9.0 million of up-front fees to JBIC, IADB, IFC and CAF. As of December 31, 2009, the Panama Canal Authority had allocated approximately $572.8 million of the expansion project through internal funding. In March 2010, the Panama Canal Authority received its first disbursement for $300 million for the expansion project, $200 million of which was provided by JBIC and $100 million was provided by EIB. As of January 29, 2013, the Panama Canal Authority had used the full $800 million allocation from JBIC, approximately $100 million of the allocation from EIB and approximately $100 million of the allocation from IADB.

On July 15, 2009, the construction of the third set of locks was awarded to the Grupo Unidos por el Canal consortium, composed of Sacyr Vallehermoso, S.A., Impregilo S.p.A., Jan de Nul n.v., and Constructora Urbana, S.A., for a total base price of approximately $3.1 billion. On August 11, 2009, Grupo Unidos por el Canal provided a performance bond of $400 million to the Panama Canal Authority. As of December 31, 2012, the third set of locks was 37% complete. The expected date of completion was moved to April 2015 from October 2014, due to the failure to meet certain specified concrete mix requirements in connection with the construction of the locks.

The Panama Canal Authority

The Panama Canal Authority (“PCA”) makes annual payments to the Central Government based upon the amount of tonnage that transits the Canal. By law, the rate (as measured on a per ton basis) for such payments may not be set at a level that will generate lower payments than those paid to Panama by the PCC on December 31, 1999. The PCA transfers to the Central Government any net surpluses generated by the Canal. In fiscal year 2008, the PCA had a surplus of $1.0 billion, up 27.5% from 2007. In fiscal year 2009, the PCA had a surplus of approximately $1.1 billion, down 2.1% from 2008. In fiscal year 2010, the PCA had a surplus of approximately $964.0 million, down 4.3% from 2009. In fiscal year 2011, the PCA had a surplus of approximately $1.2 billion, up 27.5% from 2010. In fiscal year 2012, the PCA had a surplus of approximately $1.3 billion, up 2.4% from 2011.

On May 1, 2010 the Panama Canal Authority terminated a short-term cost reduction program consisting of temporary measures designed to help mitigate the impact of the economic crises on the Panama Canal’s customers and the Panama Canal Authority returned to its regular pricing measures, but it determined to continue to offer flexibility in its reservation system until further notice. Based on discussions with industry representatives, shipping lines, Government representatives and an internal analysis, the Panama Canal Authority decided not to proceed with a toll adjustment in 2010, in part due to the global economic slowdown. Instead, the Panama Canal Authority determined that the new toll adjustment would go into effect on January 1, 2011 for all segments other than PC/UMS tolls for reefers, which went into effect on April 1, 2011. The second toll ajustment became effective on October 1, 2012. The next toll adjustment will become effective October 2013.

On August 17, 2012, the Assembly approved the Panama Canal Authority’s budget for its fiscal year ending September 30, 2013, allocating 690.5 million to the Canal’s investment program and $145.4 million to the Canal’s modernization program.

Labor Force

In 2012, Panama’s labor force was preliminarily estimated at 1.7 million (up from 1.6 million in 2011), which represented approximately 63.5% of the total working age population. As of August 2012, the service segment (principally consisting of real estate, commerce and tourism, public administration, the Panama Canal, banking, the CFZ and public utilities) employed 66.2% of the employed labor force, compared to 16.7% for the primary sector (consisting of agriculture and fisheries) and 17.1% for the industrial sector (consisting of manufacturing and construction).

The following table sets forth certain labor force and unemployment statistics for the five years ended August 30, 2008 through August 30, 2012:

Labor Force and Employment

	2008	2009	2010	2011(R)	2012
Total Population	3,537.9	3,600.0	3,661.8	3,723.8	3,787.5
Working-Age Population	2,356.9	2,403.7	2,450.4	2,603.4	2,658.9
Labor Force
Employed	1,421.9	1,440.8	1,455.6	1,538.1	1,621.1
Unemployed	84.0	101.1	101.5	72.2	68.4
Total	1,505.9	1,541.9	1,557.1	1,610.2	1,689.5
	(annual percentage change)
Total Population	1.8%	1.8%	1.7%	1.7%	1.7%
Working-Age Population	2.0%	2.0%	1.9%	6.2%	2.1%
Labor Force
Employed	4.8%	1.3%	1.0%	5.7%	5.4%
Unemployed	24.8%	20.3%	0.3%	(28.9)%	(5.3)%
Total	3.9%	2.4%	1.0%	3.4%	4.9%
	(in percent)
Labor Force:
Participation Rate(1)	63.9	64.1	63.5	61.9	63.5
Employment Rate(2)	94.4	93.4	93.5	95.5	96.0
Unemployment Rate(3)	4.2	5.2	4.7	2.9	3.0

(R)	Revised
(1)	Total labor force as percentage of working-age population.
(2)	Employed labor force as percentage of total labor force.
(3)	Open unemployment based on the annual August Employment Survey. The open unemployment rate excludes persons not actively looking for employment.

Source: Office of the Comptroller General.

Public Finance

The National Assembly approved Panama’s 2013 budget on October 18, 2012. The 2013 budget contemplates total expenditures of $16.3 billion, with budget estimates based on an anticipated 12.0% growth in nominal GDP, and an anticipated consolidated non-financial public sector deficit of approximately $1,106.5 million (or approximately 2.8% of estimated nominal GDP) for 2013. Under the 2012 budget, nominal GDP for 2012 was expected to be $34.0 billion. Under the 2013 budget, and as of April 2013, the Republic estimates nominal GDP for 2013 will be approximately $38.8 billion.

Under the 2013 budget, the Central Government’s total expenditures for the year are expected to be approximately $9.6 billion, which includes approximately $903.3 million for public debt service. The 2013 budget allocates public expenditures as follows: 48.6% to the social sector; 7.2% to infrastructure; 21.1% to production/development; 12.4% to general services; and 10.7% to debt service.

The following tables set forth the revenues, by purpose, and expenditures, by sector, of the Central Government and the consolidated non-financial public sector for the years 2008 through 2012. The non-financial public sector includes the Central Government, decentralized agencies and non-financial public enterprises. Decentralized agencies include CSS and principal universities. Under the terms of the 1994 amendments to the Constitution, the Panama Canal Authority budget is not included in the budget of the Central Government.

Central Government Operations

(in millions of dollars)

	2008	2009	2010	2011	2012
Total Revenues	4,557.7	4,459.9	4,993.3	5,571.0	6,490.1
Current Revenues	4,231.0	4,376.7	4,845.6	5,537.9	6,472.6
Tax Revenues	2,439.3	2,639.6	3,286.4	3,711.8	4,689.9
Direct	1,257.6	1,412.2	1,678.6	1,701.8	2,477.9
Indirect	1,181.7	1,227.4	1,607.8	2,010.0	2,212.0
Non Tax Revenues	1,791.7	1,737.1	1,756.9	1,994.1	2,051.0
Adjustments to Rent	—	—	(197.6)	(168.0)	(268.3)
Capital Gains	243.5	53.1	130.2	15.0	3.0
Donations	83.2	30.1	17.5	18.1	14.4
Total Expenses	4,494.3	4,817.1	5,676.0	6,678.9	7,775.5
Current Expenses	3,200.8	3,285.0	3,696.9	4,164.6	4,533.8
Wages and Salaries	1,097.9	1,178.6	1,278.9	1,413.4	1,588.3
Goods and Services	322.5	335.3	324.7	407.7	527.6
Transfers	977.3	983.7	1,279.6	1,513.7	1,546.1
Interest	718.2	703.6	706.1	730.2	739.8
Others	84.9	83.8	107.6	99.5	131.9
Current Savings	1,030.2	1,091.7	1,148.8	1,373.4	1,938.8
% of GDP	4.5%	4.5%	4.3%	4.4%	5.4%
Total Savings	1,356.9	1,174.9	1,296.5	1,406.5	1,956.2
% of GDP	5.9%	4.9%	4.8%	4.6%	5.4%
Capital Expenditures	1,293.5	1,532.1	1,979.1	2,514.2	3,241.7
Primary Balance	781.6	346.4	23.5	(377.5)	(545.7)
% of GDP	3.4%	1.4%	0.1%	(1.2)%	(1.5)%
Surplus or Deficit	63.4	(357.2)	(682.6)	(1,107.9)	(1,285.5)
% of GDP	0.3%	(1.5)%	(2.5)%	(3.5)%	(3.6)%

Sources: Ministry of Economy and Finance.

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2008	2009	2010	2011	2012(P)
Revenues:
General Government
Central Government	$3,986.3	$4,182.7	$4,632.8	$5,391.7	$6,343.7
Caja de Seguro Social (“CSS”)	1,330.2	1,383.3	1,637.1	2,041.5	2,168.5
Consolidated agencies	134.5	171.9	161.2	147.3	154.0

Total	$5,451.0	$5,737.9	$6,431.1	$7,580.5	$8,666.2
Public Enterprises Operations Surplus	275.6	225.5	197.5	147.2	176.5
Nonconsolidated Agencies Surplus and Others	(7.1)	50.1	64.5	(16.2)	185.6
Education Tax Surplus(2)	(29.2)	15.6	—	—	—
Capital Revenues	247.0	65.4	163.0	32.1	27.0
Donations	83.2	30.1	17.5	18.1	14.4

Total	$6,020.4	$6,124.5	$6,873.6	$7,761.7	$9,069.6
Expenditures:
General Government
Central Government	1,912.3	2,047.7	2,447.8	2,883.0	3,365.0
CSS	1,504.7	1,672.3	1,807.5	1,946.4	2,079.0
Consolidated agencies	161.0	185.0	175.6	194.9	220.1

Total	$3,578.0	$3,905.0	$4,430.9	$5,024.3	$5,664.0
Capital Expenditures	1,619.4	1,758.0	2,238.3	2,698.6	3,428.7

Total	$5,197.4	$5,663.0	$6,669.2	$7,722.9	$9,092.8

Balance(2)	823.0	461.5	204.4	38.9	(23.1)
Debt Interest Paid	725.2	714.8	716.1	741.9	742.2
Overall Surplus (Deficit)	$97.8	$(253.3)	$(511.7)	$(703.1)	$(765.3)
Percentage of GDP (nominal)	0.4%	(1.0)%	(1.9)%	(2.2)%	(2.1)%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures exclude savings generated by Brady Bond repurchase operations, anticipated BNP dividends and the operational surplus of the Panama Canal Authority.
(2)	For the year 2010 and any subsequent year, this figure is included in the “Nonconsolidated Agencies Surplus” line item.
(3)	Excluding interest payments.

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

International Reserves

Because Panama uses the U.S. dollar as legal tender and prints no domestic paper currency, Panama does not have foreign currency reserves in the conventional sense. In Panama, unlike in other countries, foreign currency reserves are not necessary for providing the private sector economy foreign currency to pay for imports or for supporting exchange rates for a domestic currency. Panama’s foreign currency reserves are generally considered to consist of Banco Nacional de Panamá’s (“BNP”) U.S. dollar-denominated foreign assets. As of December 31, 2012, BNP’s foreign assets increased to $2.1 billion (from $1.8 billion as of December 31, 2011), primarily due to increased liquidity and risk diversification. As of December 31, 2011, BNP’s foreign assets decreased to $1.8 billion (from $2.1 billion as of December 31, 2010), primarily due to management policies implemented that reduced foreign assets in order to invest them in the local economy. Neither BNP nor the Government currently has gold reserves.

The following table sets forth certain information regarding Panama’s international reserves at the dates indicated:

International Reserves

	2008(R)	2009(R)	2010(R)	2011	2012
Foreign Exchange(1)	2,404.7	2,624.8	2,154.3	1,754.2	2,118.3
Reserve Position in IMF(SDR Million)	11.9	11.9	11.9	11.9	11.9

(R)	Revised figures.
(1)	Foreign assets of BNP in millions of dollars

Source: International Monetray Fund (“IMF”) and BNP.

Foreign Trade and Balance of Payments

In 2012 Panama’s net exports of goods and services increased to $821.8 million, or by approximately 4.7%, as compared to 2011. In 2012, Panama’s imports of goods and services increased to $11,509.3 million, or by approximately 11.4%, as compared to 2011.

For the year ended December 31, 2012, Panama’s largest trading partners for exports were the United States, Canada and Costa Rica, with exports amounting to $161.0 million, $119.8 million and $54.3 million, respectively. For the year ended December 31, 2012, Panama’s largest trading partners for imports were the United States, China and Costa Rica, with imports amounting to $2,976.8 million, $809.8 million and $576.2 million, respectively.

The share of imports from Central American countries other than Costa Rica was 3.1% of total imports in 2012. Additionally, approximately 55.5% of Panama’s 2012 imports came from the CFZ.

For 2012, the current account balance was a $3,267.0 million deficit. For 2012, the capital and financial account balance was a $3,699.9 million surplus. For 2011, the current account balance was a $3,825.6 million deficit. For 2011, the capital and financial account balance was a $4,254.4 million surplus.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is also important to consider the effect of the CFZ and the significant amount of merchandise passing through it. Panama had $11.7 billion in non-CFZ merchandise imports in 2012 an increase of 11.8% from 2011), while imports to the CFZ for the same period were $14.6 billion. Similarly, Panama had $1,201.7 million in non-CFZ merchandise exports in 2012 (13.1% more than in 2011), while CFZ re-exports for the same period were $16.1 billion.

Excluding the CFZ, Panama has historically suffered large merchandise trade deficits. The deficit, excluding the CFZ, was $4.3 billion (16.5% of real GDP) in 2012, an increase of 16.1% from 2011. However, these deficits have been significantly offset by the economic value added by the CFZ. In 2012, the merchandise trade deficit including the CFZ was $5.7 billion (22.3% of real GDP), a decrease of 4.4% from 2011. Other segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help offset the merchandise trade deficit. In 2012, the service sector had a net balance of payments surplus of $5.0 billion (a 30.4% increase from 2011). In 2012, the Republic registered a current account deficit of $3,267.0 million.

The following table sets forth Panama’s balance of payments for the years 2008 through 2012:

Balance of Payments(1)

(in millions of dollars)

	2008	2009	2010(R)	2011(P)	2012(P)
Current Account:
Merchandise Trade(2)
Exports	10,323.2	12,037.5	12,675.1	16,929.1	18,872.1
Imports	(14,869.1)	(14,218.2)	(17,218.3)	(22,946.2)	(24,622.6)
Balance	(4,545.9)	(2,180.7)	(4,543.2)	(6,017.1)	(5,750.5)
Services	3,204.7	3,324.2	3,490.1	3,878.1	5,058.0
Rent(3)	(1,573.8)	(1,448.8)	(1,849.2)	(1,853.7)	(2,655.7)
Unilateral Transfers(4)	237.9	126.3	137.7	167.1	81.2
Balance	(2,677.1)	(179.0)	(2,764.6)	(3,825.6)	(3,267.0)
Capital and Financial Account:
Capital Account	56.9	30.0	42.5	8.9	—
Financial Account	2,903.8	301.8	3,010.6	4,017.3	3,681.5
Direct Investment	2,401.7	1,259.3	2,362.5	2,755.0	3,019.8
Portfolio Investment	(526.6)	302.0	(1,057.8)	(678.8)	(116.4)
Other Capital	1,028.7	(1,259.5)	1,705.9	1,941.1	778.1
Assets	(3,000.6)	(1,568.2)	(3,665.4)	(3,813.0)	(3,464.8)
Liabilities	4,029.3	308.7	5,371.3	5,754.1	4,242.9
Balance	2,960.7	331.8	3,053.1	4,026.2	3,681.5
Errors and Omissions (net)	295.8	452.9	18.7	(428.8)	(432.9)
Overall Surplus (Deficit)	283.6	122.8	288.5	200.6	414.5
Financing	(584.8)	(605.7)	(307.2)	228.2	18.4
Total Reserves	(579.4)	(605.7)	(307.2)	228.2	18.4
Use of IMF credit and IMF loans	(5.4)	—	—	—	—

(P)	Preliminary figures.
(R)	Revised figures.
(1)	Figures have been calculated pursuant to Fifth Edition of the Balance of Payments Manual prepared by IMF.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers.

Source: Office of the Comptroller General.

Public Debt

Internal Debt

At December 31, 2012, Panama’s public sector internal debt represented approximately 24.4% of the total public sector debt. A substantial portion of total public sector internal debt is extended by public sector sources, such as CSS and official banking institutions, and BNP in particular. As of December 31, 2012, Panama’s public sector internal debt totaled approximately $3,482.8 million, an increase of $1,579.0 million from December 31, 2011. This increase was due to the issuance of $1,364.0 of a new domestic bond maturing in 2022, as part of the Market Makers Program. Panama’s public sector internal debt as a percentage of GDP was 9.6% as of December 31, 2012.

The following table sets forth Panama’s outstanding public sector internal debt at year-end for the years 2008 through 2012:

Public Sector Internal Debt

(in millions of dollars)

	December 31,
	2008	2009	2010	2011	2012
Private Sector Sources:
Treasury notes	$565.1	$265.1	$635.1	$1,133.0	$1,133.0
Treasury bills(2)	59.0	220.8	230.0	264.1	415.1
Domestic bonds	2.2	0.0	0.0	0.0	1,364.0
Long-term private financing	35.6	33.5	29.1	24.8	20.5
Labor notes(1)	0.0	0.0	0.0	0.0	0.0
SIACAP Bonds	165.7	0.0	0.0	0.0	0.0

Total	$827.6	$519.4	$894.2	$1,421.9	$2,932.6
Public Sector Sources:
CSS	$541.2	$0.0	$0.0	$0.0	$0.0
Official banking institutions(3)	591.3	302.8	296.7	481.9	550.2

Total	$1,132.5	$302.8	$296.7	$481.9	$550.2
Total Public Sector Internal Debt	$1,960.1	$822.2	$1,191.0	$1,903.8	$3,482.8

(1)	Notes issued under the Government’s early retirement program.
(2)	Internal Floating Debt of the Republic.
(3)	The remaining unpaid overdraft debt that the Central Government incurred at BNP during the 1987-1989 period is reflected in this category.

Source: Ministry of Economy and Finance.

External Debt

As of December 31, 2012, total public sector external debt was approximately $10.8 billion, down from $10.9 billion as of December 31, 2011. Panama’s public sector external debt as a percentage of GDP was 29.7% as of December 31, 2012, as compared to 34.8% as of December 31, 2011.

As of March 31, 2013, total public sector external debt was approximately $11.0 billion, up from $10.8 billion as of December 31, 2012. Panama’s public sector external debt as a percentage of GDP was 30.4% as of March 31, 2013, as compared to 29.7% as of December 31, 2012.

The following tables set forth the composition of public sector external debt outstanding at year-end for the years 2008 through 2012 and the scheduled amortizations for public sector external debt for each of the years indicated:

Public Sector External Debt(1)

(in millions of dollars)

	December 31,
	2008	2009	2010	2011	2012
Commercial banks	$169.6	$218.8	$216.9	$216.9	$302.2
Bonds	6,747.6	8,070.6	8,070.6	8,274.0	7,725.7
Multilateral agencies	1,349.9	1,638.1	1,825.7	2,039.4	2,403.0
Bilateral entities	210.3	222.7	325.4	380.9	351.6

Total	$8,477.4	$10,150.2	$10,438.5	$10,910.4	$10,782.4

(1)	Debt stated at its outstanding principal amount and not at trading value in the secondary market. All external debt of the Republic is funded debt. Currencies other than U.S dollars are translated into U.S dollars at the exchange rate (selling) as of December 31, 2012.

Source: Ministry of Economy and Finance.

Public Sector External Debt Amortization

(in millions of dollars)

	2013	2014	2015	2016	2017-2037
Multilaterals
World Bank	41.6	47.7	52.8	47.1	506.9
IDB	111.7	106.4	119.0	139.3	1,463.4
IADF(1)	1.5	0.9	0.9	0.9	5.5
CAF(2)	10.1	11.7	47.2	54.9	579.6
EIB(3)	3.4	3.4	3.6	3.9	41.6
OFID(4)	0.4	1.8	1.8	1.8	15.9

Total	168.7	171.9	225.4	248.1	2,612.86
Bilaterals	17.4	28.5	26.9	26.7	257.8
Bonds	0.0	0.0	962.4	0.0	6,763.3
Commercial Debt	0.0	26.2	115.2	121.9	564.6

Total	17.4	54.7	1,104.6	148.7	7,585.7

(1)	International Agricultural Development Fund.
(2)	Andean Development Corporation.
(3)	European Investment Bank.
(4)	The OPEC Fund for International Development.

Source: Ministry of Economy and Finance.

IMF Relationship

Panama is a member of the International Monetary Fund (“IMF”). Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries usually every year to assess their economic health. The IMF concluded its most recent Article IV consultation with Panama on January 25, 2013.